SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06001840

RECEIVED JAN 30 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 192

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/04 (MM/DD/YY) AND ENDING 11/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SBK Brooks Investment Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 Terminal Tower, 50 Public Square
(No. and Street)

Cleveland	Ohio	44113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Small **(216) 861-6950**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, #1100,	Westlake,	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Small, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBK Brooks Inv. Corp, as of January 26, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Irene Sisamis exp May 10, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SBK BROOKS INVESTMENT CORP.

INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2005

Cohen McCurdy
Certified Public Accountants

SBK BROOKS INVESTMENT CORP.

NOVEMBER 30, 2005

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
SBK BROOKS INVESTMENT CORP.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of SBK Brooks Investment Corp. as of November 30, 2005, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBK Brooks Investment Corp. as of November 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 19, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2005

ASSETS

Cash		$ 831,386
Accounts receivable		303,508
Investments at fair market value		16,304
Employee advances		990,459
Notes receivable		189,211
Furniture and equipment – At cost – Less accumulated depreciation of $64,620		27,032
Deferred federal income tax		321,000
Deposits and other assets		210,636
		$ 2,889,536

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 232,737
Accrued expenses		16,462
Accrued income taxes		17,823
		267,022
SUBORDINATED DEBT		1,000,000
MANDATORILY REDEEMABLE STOCK – SERIES B PREFERRED		61,459
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Series A preferred stock, no par value, 2,000 shares authorized, 1,880 issued and outstanding; aggregate liquidation preference $1,880,000	$ 1,880,000	
Common stock, no par value, 850 shares authorized, 342.42 shares issued	395,150	
Deficit	(706,095)	
Less: Treasury stock – At cost – 18.75 shares of common stock	(8,000)	1,561,055
		$ 2,889,536

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED NOVEMBER 30, 2005

REVENUES	
Commissions and fees	$ 1,024,061
Secondary fixed income	1,146,386
Underwriting and investment banking	1,871,793
Interest	82,826
	4,125,066
EXPENSES	
Employee compensation, benefits, and taxes	3,268,995
Clearing fees	216,183
Occupancy and equipment rental	348,972
Promotion and development	51,747
Professional fees	280,214
Regulatory fees and expenses	36,025
Depreciation	7,923
Interest expense	204,816
Travel	294,080
Communications and data processing	323,458
Other operating expenses	314,998
	5,347,411
LOSS BEFORE INCOME TAXES	(1,222,345)
BENEFIT FROM INCOME TAXES	
Current	(109,912)
Deferred	(304,414)
	(414,326)
NET LOSS	$ (808,019)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED NOVEMBER 30, 2005

	SERIES A PREFERRED STOCK	COMMON STOCK	RETAINED EARNINGS (DEFICIT)	TREASURY STOCK	TOTAL
BALANCE – DECEMBER 1, 2004	$ 610,000	$ 395,150	$ 106,274	$ (8,000)	$1,103,424
STOCK ISSUED – 1,270 SHARES	1,270,000				1,270,000
DIVIDENDS			(4,350)		(4,350)
NET LOSS			(808,019)		(808,019)
BALANCE – NOVEMBER 30, 2005	$ 1,880,000	$ 395,150	$ (706,095)	$ (8,000)	$1,561,055

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED NOVEMBER 30, 2005

SUBORDINATED BORROWINGS – DECEMBER 1, 2004	$ 1,000,000
INCREASE – ADDITIONAL SUBORDINATED BORROWINGS	
DECREASE – PAYMENT OF SUBORDINATED BORROWINGS	
SUBORDINATED BORROWINGS – NOVEMBER 30, 2005	$ 1,000,000

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED NOVEMBER 30, 2005

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (808,019)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	7,923
Deferred federal income taxes	(304,414)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Accounts receivable	331,862
Investments - Net	543,517
Accrued income taxes	(78,177)
Deposits and other assets	(193,474)
Accounts payable and accrued expenses	102,030
Net cash used in operating activities	(398,752)
CASH FLOW USED IN INVESTING ACTIVITIES	
Employees' advance and notes receivable	(347,786)
Purchase of furniture and equipment	(24,828)
	(372,614)
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES	
Repayment on note payable - Net	(269,526)
Preferred stock issuance – Series A	1,270,000
Preferred stock redemption – Series B	(33,132)
Dividends paid	(4,350)
	962,992
NET INCREASE IN CASH	191,626
CASH – BEGINNING OF YEAR	639,760
CASH – END OF YEAR	$ 831,386
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 204,816
Income taxes paid	$ 96,000

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SBK Brooks Investment Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD), specializing in the organization, underwriting, distribution, trading and brokerage of fixed income and equity securities. The Company maintains an office in Cleveland, with branch offices in Chicago, Indianapolis, Detroit, and Houston.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Equity commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Secondary Fixed Income

Secondary fixed income represents profits in buy and sell transactions, whereby the Company earns the difference between the price paid on the purchase and the price received on the sale of securities on a trade date basis.

Underwriting and Investment Banking Revenue

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions are recorded on offering date, and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash

The Company maintains cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies

Accounts receivable are uncollateralized commissions or customer obligations due under normal trade terms requiring payments within 60 days from the report date. The Company generally collects receivables within 60 days and does not charge interest on receivables.

Accounts receivable are stated at the amount billed. Payments of commissions or customer receivables are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions or customer receivables balances that exceed 60 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectibility. In the opinion of management, at November 30, 2005, all receivables were considered collectible and no allowance was necessary.

Investments

Investments are classified as trading securities as defined by Statement of Financial Accounting Standard No. 115 (SFAS No. 115). In accordance with SFAS No. 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur. Gains and losses on these securities are calculated using the Company's original cost (specific identification).

Depreciation

Depreciation of furniture and equipment is provided by use of the straight-line method for financial reporting purposes over the following estimated useful lives:

Furniture and equipment	3 - 5 years

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. EMPLOYEE ADVANCES

At November 30, 2005, employee advances represent unsecured amounts due on demand from employees and shareholders. One shareholder advance, which totaled $867,090, bears interest at 5% per annum. All other advances are non-interest bearing. Interest income earned on such advances amounted to approximately $41,000 for 2005.

4. NOTES RECEIVABLE

Notes receivable consist of unsecured amounts due on demand from a shareholder and an unrelated entity with annual interest rates of 6% and 12%, respectively. Interest income earned in connection with these notes for the year ended November 30, 2005, was approximately $11,600.

5. NOTE PAYABLE

At November 30, 2005, the Company has a line of credit arrangement with a bank allowing for maximum borrowings of $470,000 at prime plus 1% (8% - 2005) per year. Borrowings under the line of credit are guaranteed by two shareholders of the Company and are collateralized by furniture and equipment.

6. SUBORDINATED DEBT

At November 30, 2005, subordinated debt consisted of subordinated notes payable to a shareholder in the amount of $1,000,000, with interest at 12%, due on March 1, 2009. Interest on borrowings amounted to $120,000 during the year ended November 30, 2005.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTES TO THE FINANCIAL STATEMENTS

7. FEDERAL INCOME TAXES

Significant temporary differences that give rise to a deferred tax asset consists of net operating loss carryforwards of approximately $800,000, expiring in 2026. The Company has a federal tax receivable of approximately $126,000 included in deposits and other assets.

8. STOCK RECAPITALIZATION AGREEMENT

The Company has a stock recapitalization agreement with one of its shareholders. In accordance with the agreement, the Company redeemed 36.628 shares of Series B preferred stock for $36,628 in 2005.

As of November 30, 2005, 64.099 shares of Series B preferred stock are redeemable with 9.157 shares to be redeemed quarterly for $1,000 per share through June 30, 2007.

9. EMPLOYEE BENEFIT PLANS

401(k) Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, the Company may match part of the employees' pre-tax contributions and may also make a discretionary contribution at the end of the fiscal year. The Company did not make a matching contribution or a discretionary contribution for 2005.

Pension Plan

The Company has a qualified, non-contributory defined-benefit pension plan covering substantially all of its employees. The benefits are based on each employee's years of service, as defined, and the lesser of the average of the participant's compensation for the three consecutive years of service in which the participant received the highest aggregate compensation, or $90,000. The benefits are reduced by a specific percentage for participants with less than ten years of participation in the plan. An employee becomes fully vested upon the completion of one year or service, as defined. It is the Company's policy to fund the maximum amount that can be deducted for federal income tax purposes.

NOTES TO THE FINANCIAL STATEMENTS

9. EMPLOYEE BENEFIT PLANS (Continued)

Pension Plan (Continued)

Following are the reconciliations of the pension benefit obligation and the value of the plan assets for the year ended November 30, 2005:

Pension benefit obligation	
Balance – December 1, 2004	$ 16,462
Service cost	11,191
Interest cost	839
Actuarial loss	1,553
Balance – November 30, 2005	$ 30,045
Plan assets	
Fair value – December 1, 2004	$ 8,822
Company contributions	10,388
Actual investment returns	380
Fair value – November 30, 2005	$ 19,590

At November 30, 2005, the funded status of the plan was as follows:

Excess of the benefit obligation over the value of plan assets	$ (10,455)
Unrecognized net actuarial loss	8,185
Accrued pension cost included in accrued expenses	$ (2,270)

Pension cost for the year ended November 30, 2005, is comprised of the following:

Service cost	$ 11,191
Interest cost	839
Expected return on plan assets	(549)
Recognized actuarial loss	169
Amortization of unrecognized loss	150
	$ 11,800

For the year ended November 30, 2005, the following weighted-average rates were used:

Discount rate on benefit obligation	4.86%
Rate of expected return on plan assets	5.00%

The overall expected long-term rate of return on plan assets represents a weighted-average composite rate based on expected rate of return for equity securities and debt securities. At November 30, 2005, 100% of the plan assets are invested in stable value mutual funds.

The Company's overall strategy is to invest in high-grade securities and other assets with minimum risk of market value fluctuation.

The Company expects to contribute approximately $12,000 to its pension plan during the year ended November 30, 2006. There are no estimated future benefit payments expected to be made through the year ending November 30, 2015.

NOTES TO THE FINANCIAL STATEMENTS

10. COMMITMENTS

The Company leases office facilities in several locations under operating leases expiring through January 2015. The Company also leases office equipment under an operating lease which expires in March 2008. Minimum lease commitments are as follows:

Year ending November 30,	
2006	$ 164,130
2007	121,865
2008	81,468
2009	63,600
2010	63,600
Thereafter	275,600
	$ 770,263

The Company leases office equipment and software month to month for approximately $4,300 per month. Month-to-month office space rental is approximately $5,000 per month.

Total rent expense for 2005 was $255,825.

11. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At November 30, 2005, the Company had net capital of $743,532, which was $643,532 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At November 30, 2005, the ratio was .44 to 1.

12. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

NOVEMBER 30, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2005

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$1,561,055
Add: Subordinated debt		1,000,000
Less: Non-allowable assets		
Fixed assets – Net	$ 27,032	
Deferred federal income taxes	321,000	
Employee advances	990,459	
Notes receivable	189,211	
Deposits and other assets	210,636	
Nonallowable receivables	78,044	1,816,382
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		744,673
Haircuts on securities		(1,141)
NET CAPITAL		$ 743,532
AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses, and mandatorily redeemable stock		$ 328,481
COMPUTATION OF NET CAPITAL REQUIREMENTS:		
Greater of net minimum capital requirements of $100,000 or 6⅔% of total aggregate indebtedness		$ 100,000
EXCESS NET CAPITAL		$ 643,532
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.44 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2005 filed with the Securities and Exchange Commission and the amount included in the above computation follows:

		November 30, 2005
Net capital, as reported in Company's Form X-17a-5, Part IIA		$ 726,219
Net audit adjustments		
Loan receivable	$ 22,000	
Deferred tax liability	4,900	
Less: Dividends	(4,350)	
Less: Miscellaneous expenses	(5,237)	17,313
Net capital, as reported above		$ 743,532

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
SBK BROOKS INVESTMENT CORP.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of SBK Brooks Investment Corp. (the Company) for the year ended November 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

January 19, 2006
Westlake, Ohio